Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated November 12, 2010

(Preliminary Prospectus dated November 9, 2010

contained in Amendment No. 1 to the Registration Statement)

Registration Statement No. 333-170323

Sensata Technologies Holding N.V.

20,000,000 Shares

Issuer:	Sensata Technologies Holding N.V.

Symbol:	ST (NYSE)

Size:	$482,000,000

Total Shares Offered:	20,000,000 shares (pre-greenshoe)

Greenshoe Offered:	3,000,000 shares

Offer Price:	$24.10 per share

Trade Date:	November 12, 2010

Expected Closing Date:	November 17, 2010

CUSIP No.:	N7902X106

Underwriters:

Morgan Stanley & Co. Incorporated

Barclays Capital Inc.

Goldman, Sachs & Co.

Merrill Lynch, Pierce, Fenner & Smith

                       Incorporated

J.P. Morgan Securities LLC

Citigroup Global Markets Inc.

BMO Capital Markets Corp.

RBC Capital Markets Corporation

The Williams Capital Group, L.P.

The Company has been informed by Morgan Stanley & Co. Incorporated (“Morgan Stanley”) that Morgan Stanley bought 38,884 shares of the Company’s common stock on behalf of the underwriters of this offering at an average purchase price of $24.20 per share on November 11, 2010 in pre-stabilization activities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley toll-free at 1-(866) 718-1649, or by emailing prospectus@morganstanley.com, or by calling Barclays Capital Inc. toll-free at 1-(888) 603-5847, or by emailing barclaysprospectus@broadridge.com.